EAGLE PROTECT, PBC
(A Delaware Public Benefit Corporation)

FINANCIAL STATEMENTS

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

YEAR ENDED

MARCH 31, 2018 AND 2017

HARSHWAL & COMPANY LLP
Certified Public Accountants
266 17th Street, Suite 200
Oakland, CA 94612
(510) 452-5051

EAGLE PROTECT, PBC

TABLE OF CONTENTS

	Page(s)
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	4
Statement of Income	5
Statement of Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10

HARSHWAL® & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eagle Protect PBC
South Lake Tahoe, California

We have reviewed the accompanying financial statements of Eagle Protect PBC, which comprise the balance sheet as of March 31, 2018 and 2017 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

CALIFORNIA
16870 W. Bernardo Dr., Ste 250, San Diego
www.harshwal.com | T 858.939.0017 | F 858.964.3754

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Harshwal & Company LLP

San Diego, California
September 19, 2018

FINANCIAL STATEMENTS

EAGLE PROTECT, PBC

BALANCE SHEET

MARCH 31, 2018 AND 2017

	2018	2017
ASSETS		
Current assets:		
Cash	$ 38,847	$ 55,644
Inventory	245,132	184,138
Accounts receivable	78,283	32,119
Prepaid expenses	32,102	6,500
Total current assets	394,364	278,401
Non-current assets:		
Fixed assets, net	35,450	41,573
Total assets	429,814	319,974
LIABILITIES AND EQUITY		
Current liabilities:		
Account payable	43,451	35,605
Loan payable	469,829	396,493
Total liabilities	513,280	432,098
Equity:		
Member's equity	(83,466)	(112,124)
Total equity	(83,466)	(112,124)
Total liabilities and equity	$ 429,814	$ 319,974

The accompanying notes are an integral part of these financial statements

EAGLE PROTECT, PBC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2018 AND 2017

	2018	2017
OPERATING REVENUES		
Sales Revenue	$ 155,224	$ 42,406
Total sales revenues	155,224	42,406
OPERATING EXPENSES		
Cost of goods sold	126,419	28,699
Total cost of goods sold	126,419	28,699
Operating income/(loss)	28,805	13,707
NON-OPERATING REVENUES		
Other income	139,313	120,402
Gain on sale of vehicle	-	2,814
Total non-operating revenue	139,313	123,216
NON-OPERATING EXPENSES		
Sample expenses	3,603	10,515
Advertisement & promotion	189,859	223,977
Bank charges	1,468	1,520
Insurance	33,998	38,713
Depreciation expenses	6,123	1,498
Postage & delivery	7,824	2,712
Licenses charges	296	3,661
Training expenses	2,641	5,266
Legal expenses	9,567	30,400
Research & development	40	3,600
Fuel charges	1,826	1,715
Office expenses	13,757	23,258
Rent charges	67,066	42,418
Transfer pricing charges	32,871	32,744
Payroll & taxes	422,629	268,526
Contract payment	-	33,528
Travel expenses	37,196	18,042
Donation	3,500	1,100
Dues & subscription	30,731	11,575
Income tax expenses	250	1,600
Miscellaneous expenses	395	1,439
Total non-operating expenses	865,640	757,807
Net income/(loss)	$ (697,522)	$ (620,884)

The accompanying notes are an integral part of these financial statements

EAGLE PROTECT, PBC

STATEMENT OF EQUITY

FOR THE YEAR ENDED MARCH 31, 2018 AND 2017

	2018	2017
Net income/(loss)	(697,522)	(620,884)
Member's equity, beginning	(112,124)	-
Addition of equity	726,180	508,760
Member's equity, ending	$ (83,466)	$ (112,124)

The accompanying notes are an integral part of these financial statements

EAGLE PROTECT, PBC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2018 AND 2017

	2018	2017
Cash flows from operating activities		
Net income	$ (697,522)	$ (620,884)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	6,123	1,498
Changes in operating assets and liabilities		
Accounts payable	7,846	35,605
Prepaid expenses	(25,602)	(6,500)
Accounts receivable	(46,164)	(32,119)
Inventory	(60,994)	(184,138)
Net cash provided by operating activities	(816,313)	(806,538)
Cash flows from investing activities		
Purchase of capital assets	-	(43,071)
Net cash used by investing activities	-	(43,071)
Cash flows from financing activities		
Addition/(Withdrawal) of equity capital	726,180	508,760
Loan proceeds/(repayment)	73,336	396,493
Net cash used by financing activities	799,516	905,253
Net increase/(decrease) in cash and cash equivalents	(16,797)	55,644
Cash and cash equivalents - beginning of year	55,644	-
Cash and cash equivalents - end of year	$ 38,847	$ 55,644

The accompanying notes are an integral part of these financial statements

EAGLE PROTECT, PBC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2018 AND 2017

NOTE 1: NATURE OF ACTIVITIES

Eagle Protect PBC, was formed on May 5, 2015 as public benefit corporation located in South Lake Tahoe, California under the provisions and subject to the requirements of the laws of the State of Delaware. Eagle Protect PBC is a Food Safety focused company that supplies ethically sourced and sustainably focused food safety disposable gloves and clothing. The specific public benefit to be promoted by the corporation is that it shall be operated in a manner that provides positive impact on society and the environment.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Eagle Protect PBC prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fixed Assets

Fixed assets purchased by Eagle Protect PBC are recorded at cost when purchased. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from three to five years.

Revenue Recognition

Sales revenue is recognized in accordance with industry practice which is when all the risks and benefits of ownership of products have been transferred to customers under executed sales agreements.

NOTE 3: CASH AND CASH EQUIVALENTS

As of March 31, 2018 and 2017, the corporation's cash & bank balance consists of the following:

	2018	2017
Chase Business Checking	$ 38,847	$ 55,644

Eagle Protect PBC has concentrated its credit risk for cash by maintaining deposit at bank located within the same geographic region. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2018 and 2017, there was no uninsured balance.

NOTE 4: FIXED ASSETS

Machinery and Equipment as of March 31, 2018 and 2017 is composed of the following:

	2018	2017
Computer	$ 2,590	$ 2,590
Toyota Highlander Truck	40,481	40,481
Total	43,071	43,071
Less: accumulated depreciation	(7,621)	(1,498)
Net book value	$ 35,450	$ 41,573

Depreciation expense for the year ended March 31, 2018 and 2017 are as follows:

	2018	2017
Depreciation expenses	$ 6,123	$ 1,498

NOTE 5: ACCOUNTS PAYABLE

As of March 31, 2018 and 2017, the corporation's accounts payable consists of the following:

	2018	2017
Accounts payable	$ 43,241	$ 35,503
Sales tax payable	210	102
Total Accounts payable	$ 43,451	$ 35,605

NOTE 6: LOAN PAYABLE

As of March 31, 2018 and 2017, Loan payable consists of the following:

	2018	2017
Loan from:		
Eagle Protect NZ	$ 444,663	$ 369,663
Steve Ardagh	25,166	26,830
Total loan payable	$ 469,829	$ 396,493

NOTE 7: EQUITY CAPITAL

The details of the equity as of and for the year ended March 31, 2018 and 2017 are as follows:

	2018	2017
Share capital	$ 2,000	$ 2,000
Parent call contributions	1,381,180	655,000
Retained earnings	(769,124)	(148,240)
Net income	(697,522)	(620,884)
Total equity capital	$ (83,466)	$ (112,124)

NOTE 8: EVALUATION OF SUBSEQUENT EVENTS

The management of Eagle Protect PBC have reviewed the results of operations for the period of time from its year end March 31, 2018 through September 19, 2018, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.